

April 5, 2013

Via E-mail

Jean Francois-Huc
President and Chief Executive Officer
BioAmber Inc.
1250 Rene Levesque West, Suite 4110
Montreal, Quebec, Canada H3B 4W8

> **Re:** **BioAmber Inc.**
> **Amendment No. 12 to Registration Statement on Form S-1**
> **Filed April 3, 2013**
> **File No. 333-177917**

Dear Mr. Huc:

We have reviewed the above-referenced filing, and have the following comments.

General

1. Exhibit 10.32 to your Form S-1 shows that you have appointed Mitsui & Co., Ltd. as the exclusive distributor of your products in Iran and Syria, among other countries. Iran and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form S-1 does not include disclosure regarding operations associated with Iran or Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran and/or Syria, if any, whether through direct or indirect arrangements. Your response should describe any products, materials, or technology that you have provided or intend to provide to Iran and/or Syria, directly or indirectly, and any agreements, arrangements, or other contacts with the government of those countries or entities they control.

2. Please discuss for us the materiality of any contacts with Iran and/or Syria that you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the

potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran or Syria.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Nudrat Salik, Staff Accountant, at 202-551-3692, or Rufus Decker, Accounting Branch Chief, at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Michael Minahan, Esq. (*via E-mail*)
        Goodwin Procter LLP